September 29, 2025

James O. Donnelly
Chief Executive Officer
Norwood Financial Corp.
717 Main Street
Honesdale, Pennsylvania 18431

       Re: Norwood Financial Corp.
           Registration Statement on Form S-4
           Filed September 19, 2025
           File No. 333-290392
Dear James O. Donnelly:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   John J. Spidi, Esq.